SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 09, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	11	0.00	0.00
Shares		Preferred	80,471,465	0.03	0.01
Final Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	10	0.00	0.00
Shares		Preferred	80,471,465	0.03	0.01
Note: The difference between the initial and final balance is due to the resign of the Board of Directors' members.

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	(X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	1,509,644	0.00	0.00
Shares		Preferred	471,624	0.00	0.00
Final Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	1,509,642	0.00	0.00
Shares		Preferred	471,624	0.00	0.00
Note: The difference between the initial and final balance is due to the resign of the Board of Directors' members.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	142	0.00	0.00
Shares		Preferred	291	0.00	0.00
Final Balance
Securities / Derivatives		Securities Characteristics	Quantity	%
				Same Class and Type	Total
Shares		Common	2	0.00	0.00
Shares		Preferred	0	0.00	0.00
Note: The difference between the initial and final balance is related by the election of the Fiscal Board’s members

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		6,140	0.00	0.00
Shares	Preferred		6,142	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,647	0.00	0.00
Shares	Preferred		5,644	0.00	0.00
Note: The difference between the initial and final balance is related by the election of the Fiscal Board’s members

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		461	0.00	0.00
Shares	Preferred		2,025,989	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		461	0.00	0.00
Shares	Preferred		2,025,989	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer